Exhibit 99.3

Youxin Technology Ltd Reports First Half of Fiscal Year 2026 Financial Results

Guangzhou, China, Aug. 27, 2026 /PRNewswire/ — Youxin Technology Ltd (Nasdaq: YAAS) (“Youxin Technology” or the “Company”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider, today announced its unaudited financial results for the first half of fiscal year 2026 ended March 31, 2026.

Mr. Shaozhang Lin, Chief Executive Officer of Youxin Technology Ltd, commented, “We delivered strong revenue growth for the first half of fiscal year 2026, with revenue increasing 444% and gross profit increasing 496%. Gross margin increased to 41% from 37% in the prior-year period. The increase in revenue was primarily attributable to the consolidation of Celnet Technology Co., Ltd. (“Celnet”), with the acquisition completed on October 29, 2025 (the “Acquisition”), together with the gradual growth from our customized CRM system development services.

“We are encouraged by the growing recognition of our third-generation PaaS platform as we expand partnerships with distributors, leading more customers to adopt and pay for our services. As we expand our distributor network and customer base, we anticipate additional opportunities to generate revenue from platform licenses and professional services. At the same time, as of March 31, 2026, we had continued advancing our PaaS platform from the third to fifth generation, incorporating an AI-powered digital enablement solution (“AI + PaaS”) while enhancing its functionality and performance in response to customer feedback and evolving market demand.

“Looking ahead, we will continue to strengthen relationships with distributors, prospective customers, government agencies, and industry partners to support the adoption of our platform. We also plan to continue investing in research and development to advance our AI-enabled digital solutions and support the commercialization and market development of our fifth-generation AI-powered PaaS platform. We believe these efforts will further strengthen our platform capabilities, broaden our customer and distribution network, and position us for long-term business growth.”

First Half of Fiscal Year 2026 Financial Overview

●	Revenue was $1.88 million for the six months ended March 31, 2026, an increase of 444% from $0.35 million for the same period of last year.
●	Gross profit was $0.77 million for the six months ended March 31, 2026, an increase of 496% from $0.13 million for the same period of last year.
●	Gross margin was 41% for the six months ended March 31, 2026, an increase from 37% for the same period of last year.

First Half of Fiscal Year 2026 Financial Results

Revenues

Total revenues were $1.88 million for the six months ended March 31, 2026, an increase of 444% from $0.35 million for the same period of last year. The increase was mainly because the Company completed the acquisition of Celnet’s results of operations following the Acquisition on October 29, 2025, together with the gradual growth from its customized CRM system development services.

	For the six months ended March 31,
	2026			2025
($)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Professional services	1,751,139	1,015,595	42%	229,665	142,405	38%
Subscription service	88,879	63,976	28%	97,128	70,812	27%
Payment channel services and others	43,236	31,203	28%	19,220	3,169	84%
Total	1,883,254	1,110,774	41%	346,013	216,386	37%

Revenue from professional services was $1.75 million for the six months ended March 31, 2026, or an increase of 662% from $0.23 million for the same period of last year.

●	Revenue from customized CRM system development services was $0.83 million for the six months ended March 31, 2026, an increase of 274% from $0.22 million for the same period of last year. The increase was mainly due to the Company’s consolidation of Celnet and continue progressing the customized CRM system development service.

●	Revenue from the data and workflow migration service, staff outsourcing service and operations and maintenance service was $0.36 million, $0.49 million, and $0.06 million for the six months ended March 31, 2026. The Company didn’t generate revenue from the data and workflow migration service, staff outsourcing service, or operations and maintenance service for the same period of last year. Revenue from the additional function development services was $21,935 for the six months ended March 31, 2026, an increase of 138% from $9,211 for the same period of last year. The increase was mainly primarily driven by growing demand for the function development from existing clients for the six months ended March 31, 2026.

Revenue from subscription service was $0.09 million for the six months ended March 31, 2026, or a decrease of 8% from $0.10 million for the same period of last year.

Revenue from payment channel services and others was $0.04 million for the six months ended March 31, 2026, or an increase of 125% from $0.02 million for the same period of last year.

Cost of Revenues

Cost of revenues was $1.11 million for the six months ended March 31, 2026, an increase of 413% from $0.22 million for the same period of last year.

Gross Profit

Gross profit was $0.77 million for the six months ended March 31, 2026, compared to $0.13 million for the same period of last year.

Gross margin was 41% for the six months ended March 31, 2026, an increase from 37% for the same period of last year.

Operating Expenses

Operating expenses were $2.65 million for the six months ended March 31, 2026, compared to $1.40 million for the same period of last year.

●	Selling expenses were $0.26 million for the six months ended March 31, 2026, an increase of 156% from $0.10 million for the same period of last year. The increase was mainly due to the selling expenses incurred in Celnet of $0.21 million and the amortization of customer relationship of $0.04 million, which was due to the Acquisition.

●	General and administrative expenses were $2.05 million for the six months ended March 31, 2026, an increase of 76% from $1.16 million for the same period of last year. The increase was primarily due to the general and administrative expenses incurred in Celnet of $0.25 million and the share-based compensation related to the shares issued to external consultants in exchange for professional services provided in the past of $0.64 million.

●	Research and development expenses were $0.34 million for the six months ended March 31, 2026, an increase of 143% from $0.14 million for the same period of last year. The increase was primarily attributed to increased investment in AI-related development and higher salaries for research and development personnel for the six months ended March 31, 2026 compared to the six months ended March 31, 2025.

Other Income (Expense), Net

Total net other income was $0.03 million for the six months ended March 31, 2026, compared to a net other expense of $0.46 million for the same period of last year.

Net Loss

Net loss was $1.87  million for the six months ended March 31, 2026, compared to $1.74 million for the same period of last year.

Net Loss Attributable to Ordinary Shareholders

Net loss attributable to ordinary shareholders was $1.93 million for the six months ended March 31, 2026, compared to $1.74 million for the same period of last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share was $0.20 for the six months ended March 31, 2026, compared to $0.19 for the same period of last year.

Financial Condition

As of March 31, 2026, the Company had cash of $4.55 million, compared to $9.91 million as of September 30, 2025.

Net cash used in operating activities was $1.21 million for the six months ended March 31, 2026, compared to $2.26 million for the same period of last year.

Net cash used in investing activities was $4.18 million for the six months ended March 31, 2026, compared to $3.44 million for the same period of last year.

Net cash provided by financing activities was $0.09 million for the six months ended March 31, 2026, compared to $7.24 million for the same period of last year.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses through its cloud-based SaaS product and PaaS platform. The Company provides customized, comprehensive and fast-deployment omnichannel digital solutions to its customers. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For investor and media inquiries, please contact:

Youxin Technology Ltd

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2026 AND SEPTEMBER 30, 2025

(Expressed in U.S. dollars, except for the number of shares)

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$4,552,381	$9,912,327
Restricted cash	25,077	24,298
Accounts receivable, net	491,723	213,772
Contract assets	592,412	-
Deferred contract costs	24,124	13,103
Amount due from a related party	22,251	17,486
Prepaid expenses and other current assets	792,249	295,559
Total current assets	6,500,217	10,476,545

NON-CURRENT ASSETS
Property and equipment, net	44,280	2,518
Intangible assets, net	432,300	-
Operating lease right-of-use assets	149,120	78,862
Other non-current assets	10,792	10,457
Long-term prepayments	3,004,769	-
Prepayment for acquisition	-	210,704
Goodwill	1,223,018	-
Deferred tax assets, net	133,834	-
Total non-current assets	4,998,113	302,541

TOTAL ASSETS	$11,498,330	$10,779,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loan	$608,872	$318,865
Accounts payable	76,407	34,190
Contract liabilities	253,659	30,024
Accrued expenses and other current liabilities	72,363	87,439
Payroll payable	1,429,372	1,134,532
Warrant liabilities	335,852	902,287
Amount due to related parties	582,748	-
Long-term bank loan - current	51,740	-
Operating lease liabilities - current	103,299	46,190
Deferred acquisition consideration - current	156,101	-
Total current liabilities	3,670,413	2,553,527

NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	44,421	35,306
Deferred acquisition consideration - non-current	151,116	-
Total non-current liabilities	195,537	35,306

TOTAL LIABILITIES	$3,865,950	$2,588,833

COMMITMENTS AND CONTINGENCIES (NOTE 19)	-	-

SHAREHOLDERS’ EQUITY
Class A ordinary shares, ($0.04 par value, 40,950,000 shares authorized, 545,512 and 465,110 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) (1)	21,820	18,604
Class B ordinary shares, ($0.0001 par value, 20,000,000 shares authorized, 8,945,307 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	895	895

Additional paid-in capital	33,261,226	32,614,603
Accumulated deficit	(26,997,783)	(25,065,907)
Accumulated other comprehensive income	594,179	622,058
Total Youxin Technology Ltd shareholders’ equity	6,880,337	8,190,253

Non-controlling interests	752,043	-
Total shareholders’ equity	7,632,380	8,190,253

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,498,330	$10,779,086

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 1-for-80 reverse share split and 1-for-5 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025 and July 30, 2026, respectively.

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2026	2025
REVENUES	$1,883,254	$346,013

COST OF REVENUES	(1,110,774)	(216,386)

GROSS PROFIT	772,480	129,627

OPERATING EXPENSES
Selling expenses	(257,887)	(100,558)
General and administrative expenses	(2,047,803)	(1,162,739)
Research and development expenses	(341,420)	(140,261)
Total operating expenses	(2,647,110)	(1,403,558)

LOSS FROM OPERATIONS	(1,874,630)	(1,273,931)

OTHER INCOME (EXPENSE)
Other income	44,152	184
Other expense	(61,425)	(6,711)
Investment loss	(518,235)	(457,242)
Change in fair value of warrant liabilities	560,596	-
Total other income (expense), net	25,088	(463,769)

LOSS BEFORE TAXES	(1,849,542)	(1,737,700)

Income tax expense	(19,655)	-
NET LOSS	(1,869,197)	(1,737,700)

Less: Net income attributable to non-controlling interests	62,679	-
Net loss attributable to ordinary shareholders	$(1,931,876)	$(1,737,700)

NET LOSS	$(1,869,197)	$(1,737,700)

Other comprehensive loss:
Foreign currency translation (loss) income	(24,315)	89,206
TOTAL COMPREHENSIVE LOSS	(1,893,512)	(1,648,494)

Less: Comprehensive income attributable to non-controlling interests	66,243	-
Total comprehensive loss attributable to ordinary shareholders	$(1,959,755)	$(1,648,494)

Basic and diluted loss per share	$(0.20)	$(0.19)

Weighted average number of ordinary shares outstanding - basic and diluted(1)	9,441,459	9,004,167

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 1-for-80 reverse share split and 1-for-5 reverse share split for Class A ordinary share of Youxin Technology Ltd, which was effective on September 30, 2025 and July 30, 2026, respectively.

YOUXIN TECHNOLOGY LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

(Expressed in U.S. dollars, except for the number of shares)

	Six Months Ended March 31,
	2026	2025
Cash flows from operating activities
Net loss	$(1,869,197)	$(1,737,700)
Adjustments to reconcile net loss to cash used in operating activities:
Expected credit loss of doubtful accounts	43,163	-
Amortization of operating right-of-use assets	29,167	24,524
Depreciation and amortization	48,196	716
Investment loss	518,235	457,242
Change in fair value of warrant liabilities	(560,596)	-
Amortization of discount on deferred acquisition consideration	4,118	-
Stock-based compensation	644,000	-
Deferred income taxes	19,655	-
Changes in operating assets and liabilities
Accounts receivable	342,521	(33,923)
Amount due from related parties	(4,764)	-
Amount due to related parties	14,682	-
Deferred contract costs	(11,021)	-
Contract assets	(266,686)	-
Prepaid expenses and other current assets	55,004	(510,774)
Other non-current assets	-	350
Accounts payable	11,328	2,412
Operating lease liabilities	(28,713)	(24,151)
Payroll Payable	(176,530)	(250,368)
Accrued expenses and other current liabilities	(140,633)	21,546
Contract liabilities	114,636	(206,570)
Net cash used in operating activities	(1,213,435)	(2,256,696)

Cash flows from investing activities
Purchase of property and equipment	(38,642)	-
Purchase of short-term investments	(619,031)	(3,440,000)
Redemption of short-term investments	100,915	-
Prepayment for purchase of property	(2,969,213)	-
Acquisition of subsidiaries, net of cash acquired of $58,651	(155,497)	-
Loan to a third party	(500,000)	-
Net cash used in investing activities	(4,181,468)	(3,440,000)

Cash flows from financing activities
Loan from a related party	282,613	-
Repayment to a related party	(141,260)	(978,594)
Proceeds from short-term bank loans	285,467	-
Repayment of short-term bank loans	(324,006)	-
Repayment of long-term bank loans	(15,881)	-
Issuance of ordinary shares upon warrant series b exercise	2	-
Issuance of ordinary shares upon IPO	-	10,350,000
Payment of offering costs	-	(2,133,785)
Net cash provided by financing activities	86,935	7,237,621

Effect of exchange rates on cash	(51,199)	76,811

Net (decrease) increase in cash and restricted cash	(5,359,167)	1,617,736

Cash and restricted cash at beginning of period	9,936,625	43,021
Cash and restricted cash at end of period	$4,577,458	$1,660,757

Reconciliation of cash and restricted cash with consolidated balance sheets:
Cash	$4,552,381	$1,636,920
Restricted cash	25,077	23,837
Cash and restricted cash at end of period	$4,577,458	$1,660,757

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expenses	$7,194	$-
Cash paid for income tax	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOWS INFORMATION:
Operating lease assets obtained in exchange for operating lease obligations	$7,423	$-
Deduction of issuance proceeds of prior years deferred offering cost	$-	$478,108
Deferred consideration recognized for acquisition	$298,561	$-